Mail Stop 4561

May 1, 2006

By U.S. Mail and facsimile to (954) 337-2835

Mr. Jeffrey L. Schultz
President & CEO
Secured Financial Network, Inc.
101 NE 3rd Avenue, Suite 1500
Ft. Lauderdale, Florida 33301

   Re: Secured Financial Network, Inc.
      Item 4.01 Form 8-K/A
      Filed April 26, 2006
      File No. 000-28457

Dear Mr. Schultz:

   We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that the letter from your former accountants included as exhibit 16 to your amended Form 8-K is dated April 14, 2006, and does not appear to have been updated for the amendment. Please amend your filing to include an updated letter from the former accountant addressed to the Commission stating whether they agree with the statements made by you in response to Item 304(a) of Regulation S-B, and if not, stating the respects in which it does not agree. Refer to Item 304(a) (3) of Regulation S-B.

Jeffrey L. Schultz
Secured Financial Network, Inc.
May 1, 2006
Page 2

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3781.

Sincerely,

Matthew Komar
Staff Accountant